January 10, 2020

Tara Harkins

Kevin Kuhar

Jeffrey Gabor

Christine Westbrook

Office of Life Sciences

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7561

Re:	Burning Rock Biotech Limited
Response to the Staff’s Comments on Draft Registration Statement on Form F-1
Confidentially Submitted on December 9, 2019
CIK No. 0001792267

Dear Ms. Harkins, Mr. Kuhar, Mr. Gabor and Ms. Westbrook:

On behalf of our client, Burning Rock Biotech Limited, a foreign private issuer incorporated under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated December 19, 2019 regarding the Company’s draft registration statement on Form F-1 confidentially submitted to the SEC on December 9, 2019 (the “Draft Registration Statement”). Concurrently with the submission of this letter, the Company is submitting a revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) via EDGAR to the Commission for confidential non-public review pursuant to the Jumpstart Our Business Startups Act.

To facilitate the Staff’s review, we have separately delivered to the Staff today five courtesy copies of the Revised Draft Registration Statement, marked to show changes to the Draft Registration Statement.

Securities and Exchange Commission

January 10, 2020

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

*  *  *  *

Securities and Exchange Commission

January 10, 2020

Prospectus Summary

Overview, page 1

1.

We note your response to prior comment 2 and the presentation of your business as “China’s number one NSG-based cancer therapy selection company.” Please revise to clearly state the basis for this performance claim or revise to state that this claim is management’s belief. Additionally, please balance your summary presentation by providing equally prominent disclosure in your “Overview” section about the competitive, regulatory and technical challenges you face.

The Company respectfully advises the Staff that the referenced performance claim is based on an industry report prepared by China Insights Consultancy, which was submitted to the Staff on December 9, 2019 together with the Draft Registration Statement (the “CIC report”). According to the CIC report, the Company had the largest market share of 25.3% in China’s NGS-based cancer therapy selection market in terms of number of patients tested in 2018, 10.9% higher than the second largest player who had a market share of 14.4%. In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 73, 109 and 111 of the Revised Draft Registration Statement to clearly state the basis for this performance claim.

The Company has revised the disclosure on page 4 of the Revised Draft Registration Statement to provide equally prominent disclosure in its “Overview” section about the competitive, regulatory and technical challenges it faces.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Key Components of Results of Operations Results of Operations , page 76

2.

We note the interim financial information for the nine months ended September 30, 2018 is unaudited. When this unaudited financial information is presented alongside your audited financial statements, please revise the filing in each instance to clearly label the column for the September 30, 2018 as “unaudited”.

The Company has revised the disclosure on pages 11, 12, 70, 71, 75, 76, 77, 79, 80, 81 and 84 of the Revised Draft Registration Statement in response to the Staff’s comment.

Nine Months Ended September 30, 2019 Compared to Nine Months Ended September 30, 2018 Revenues, page 80

3.

We note from page F-72 that breakage income of RMB13,574 recognized during the nine months ended September 30, 2019 significantly impacted your results of operations for that period. Please revise MD&A to describe how this material change impacted your results of operations, including revenue, gross profit and net income. Refer Item 303(b)(2) of Regulation S-K.

Securities and Exchange Commission

January 10, 2020

The Company has revised the disclosure on pages 81 and 82 of the Revised Draft Registration Statement in response to the Staff’s comment. The Company respectfully advises the Staff that the recognition of breakage income of RMB13.6 million (US$1.9 million) had a very insignificant impact on the Company’s revenue. The Company’s revenue increased by RMB149.4 million (US$20.9 million) from the nine months ended September 30, 2018 to the nine months ended September 30, 2019, and only a very small portion of such increase was contributed by the recognition of breakage income. As disclosed on page 80 of the Revised Draft Registration Statement, the increase in the Company’s revenue from the nine months ended September 30, 2018 to the nine months ended September 30, 2019 was primarily driven by the continued growth of the Company’s business.

Securities and Exchange Commission

January 10, 2020

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by phone at +852-2532-3783 or via e-mail at szhao@cgsh.com, or Leo Li, the chief financial officer of Burning Rock Biotech Limited, by telephone at +86-185-0164-1666 or via e-mail at leo.li@brbiotech.com, or William Huang, the partner at Ernst & Young Hua Ming LLP, by telephone at +86-20-2881-2888 or via email at William.Huang@cn.ey.com. Ernst & Young Hua Ming LLP is the independent registered public accounting firm of the Company.

Very truly yours,

CLEARY GOTTLIEB STEEN & HAMILTON LLP

By:	/s/ Shuang ZHAO
Shuang ZHAO, a Partner

cc:	Leo Li, Chief Financial Officer, Burning Rock Biotech Limited

Sebastian R. Sperber, Esq., Partner, Cleary, Gottlieb, Steen & Hamilton LLP

Chris K.H. Lin, Esq., Partner, Simpson Thacher & Bartlett LLP

Daniel Fertig, Esq., Partner, Simpson Thacher & Bartlett LLP

William Huang, Partner, Ernst & Young Hua Ming LLP

5